UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

INFORMATION STATEMENT

PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934

Eastern World Solutions Inc.

(Exact name of registrant as specified in its charter)

(Former name and former address, if changed since last report)

Nevada

(State or other jurisdiction of incorporation)

000-54277	27-1519178
(Commission File Number)	(I.R.S. employer identification No.)

3330 South Federal Highway, Suite 220

Boynton Beach, Florida 33435

(561) 289-4161

(Address and Telephone Number of Registrant)

Richard C. Fox, Esq.

Fox Law Offices, P.A.

561 NE Zebrina Senda

Jensen Beach, Florida 34957

Telephone: (772) 225-6435

(Name, Address and Telephone Number of Person

Authorized to Receive Notice and Communications on Behalf of Registrant)

Common Stock, $0.00001 par value

(Title and Class of Securities registered pursuant to Section 12(g) of the Act)

October 1, 2013

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY

NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHOLDERS IS

REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

INTRODUCTION

This notification (“Information Statement”) is furnished by the Board of Directors (the “Board”) of Easter World Solutions Inc. (the “Registrant”, the “Company”, “we,” “us” or “our”) to the holders of record as of October 3, 2013, pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, to inform the shareholders a change in the majority of the Board without the vote of our shareholders that will occur in connection with a share exchange transaction pursuant to a letter of intent that we entered into on July 12, 2013 with Banjo & Matilda Pty Ltd, an Australian corporation (“Banjo & Matilda”). Pursuant to the letter of intent, which will be superseded by a formal reorganization agreement, we will acquire all of the issued and outstanding shares of Banjo & Matilda from its shareholders in exchange for the issuance by us to the Banjo & Matilda shareholders of 18,505,539 shares of our common stock. As a condition to the closing of the share exchange, we are required to declare and pay a stock dividend of four shares of common stock for every one share of common stock owned by stockholders of record at the close of business on October 3, 2013. The stock dividend will increase the number of issued and outstanding shares from 11,500,000 shares to 57,500,000 shares. However, our majority shareholder, Bradley Miller, has agreed to contribute to capital of the Registrant, prior to the closing of the share exchange, his 49,569,055 shares of our common stock. As a result, after the closing of the share exchange the Registrant will have 26,436,484 shares issued and outstanding.

When the share exchange is completed, which we expect to occur by October 11, 2013 or as soon thereafter as possible, the shareholders of Banjo & Matilda will own 70% of the Company’s outstanding common stock and the two largest shareholders of Banjo & Matilda will have the ability to elect a majority of the Board, and Banjo & Matilda will be our wholly-owned subsidiary.

This Information Statement is required because on the date of the closing of the share exchange transaction, which we expect will be on October 11, 2013 or as soon thereafter as possible, our current directors, Jared Robinson and Neil Kleinman, will resign from the Board and concurrently appoint Brendan Macpherson and Belinda Storelli, both officers of Banjo & Matilda, to fill the vacancies from Mr. Robinson’s and Mr. Kleinman’s resignations. In addition, at such closing, Mr. Robinson will also resign as our Chief Executive Officer and Mr. Kleinman will resign as our Secretary and the new directors will appoint new officers (who will be the current officers of Banjo & Matilda). This Information Statement is being sent to you more than 10 days prior to the change in the majority of the Board without the vote of shareholders.

CHANGE OF CONTROL

Under the letter of intent entered into on July 12, 2013, we agreed to acquire all of the issued and outstanding shares of common stock of Banjo & Matilda in exchange for 18,505,539 shares of our common stock.

Pursuant to the letter of intent and as a condition to the closing of the share exchange transaction, we are required to declare and pay a stock dividend of four shares of common stock for every one share of common stock owned by stockholders of record at the close of business on October 3, 2013. The stock dividend will increase the number of issued and outstanding shares from 11,500,000 shares to 57,500,000 shares. However, our majority shareholder, Bradley Miller, has agreed to contribute to capital of the Registrant, prior to the closing of the share exchange, his 49,569,055 shares of our common stock. As a result, after the closing of the share exchange the Registrant will have 26,436,484 shares issued and outstanding of which 70%, or 18,505,539 shares, will be owned by the shareholders of Banjo & Matilda.

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On the date of the closing of the share exchange transaction, which we expect will be on October 11, 2013 or as soon thereafter as possible, our current directors, Jared Robinson and Neil Kleinman, will resign from the Board and immediately prior to such resignation they will appoint Brendan Macpherson and Belinda Storelli, both officers of Banjo & Matilda, to fill the vacancies from the resignations. In addition, at such closing, Mr. Robinson will also resign as our Chief Executive Officer and Mr. Kleinman will resign as our Secretary and the new directors will appoint new officers (who will be the current officers of Banjo & Matilda).

The share exchange transaction between the Registrant and the shareholders of Banjo & Matilda is intended to be a "tax-free" reorganization pursuant to the provisions of Section 351 and 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended.

From the date that the letter of intent is signed until the closing of the share exchange transaction we will not issue any further stock (common or preferred) or any debt securities.

There are no agreements between the two majority shareholders of Banjo & Matilda, and any of their respective associates with respect to the election of our directors.

VOTING SECURITIES

As of the date of this Information Statement, we had 11,500,000 shares of our common stock common stock issued and outstanding. For matters requiring shareholder action, each holder of common stock is entitled to cast one vote, in person or by proxy, for each share of common stock held.

Security Owner ship of Beneficial Owners and Management

The following table sets forth information on the beneficial ownership of our common stock by executive officers and directors, as well as shareholders who are known by us to own beneficially more than 5% of our common stock, as of September 30, 2013. There were 11,500,000 shares of the Company’s common stock issued and outstanding on September 30, 2013. No preferred shares were issued and outstanding at September 30, 2013. The following tabulates holdings of shares of the Company by each person who, subject to the above, at the date of this Information Statement, holds or owns or is known by our management to own beneficially more than five percent (5%) of the common stock of the Company and, in addition, by all directors and officers of the Company individually and as a group.

Name and Address of Beneficial Owner	Amount of Common Stock Currently Owned	Percent
Bradley Miller	9,913,811	86.2%
c/o 3330 South Federal Highway, Suite 220
Boynton Beach, Florida 33435

Jared Robinson.	--	--%
3330 South Federal Highway, Suite 220
Boynton Beach, Florida 33435

Neil Kleinman	--	--%
3330 South Federal Highway, Suite 220
Boynton Beach, Florida 33435

Officers & directors as a
Group (2 persons)	--	--%

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DIRECTORS AND EXECUTIVE OFFICERS

The Company’s current directors, and executive officers, as of September 30, 2013, are as follows:

Name	Age	Position
Jared Robinson 3330 South Federal Highway, Suite 220 Boynton Beach, Florida 33435	44	Principal Executive Officer, Treasurer, Principal Financial Officer, Principal Accounting Officer and Director

Neil Kleinman 3330 South Federal Highway, Suite 220 Boynton Beach, Florida 33435	44	Secretary and Director

Family Relationships. There are no family relationships between any of the officers and directors.

Business Experience. The following is a brief account of the business experience during at the least the last five years of the directors and executive officers, indicating their principal occupations and employment during that period, and the names and principal businesses of the organizations in which such occupations and employment were carried out. The account of the business experience of the Designated Directors is set forth in the section below entitled “Designated Directors”.

Jared Robinson - Chief Executive Officer - Chief Financial Officer, Director

Mr. Robinson has been an officer and director of the Company since June, 2012. In 2002 Jared Robinson founded and operated Alltests Florida, which subsequently was renamed Navicus, Inc. Navicus, which was a full service employment screening firm and provider of Talent Management Software for corporations throughout the world. It was acquired by Pinkerton in 2010. Mr. Robinson was one of the two managing partners of Navicus and oversaw the day to day operations and managed its 25 employees. Since the sale of the company to Pinkerton, Mr. Robinson acted as VP of Sales for Pinkerton until August of 2012. Prior to 2002 Mr. Robinson was VP of Operations for Greene's closed door pharmacy for 4 years. Greene's was a family owned operation that was eventually sold to American Pharmaceutical Services (APS). Greene's sold pre-packaged dispensing systems for prescription drugs to the assisted living community throughout south Florida.

Neil Kleinman – Secretary and Director

Mr. Kleinman has been Secretary and Director of the Company since June 2012. Neil Kleinman is the VP of Corporate Development for Webair Internet Development Corp ("Webair"). Neil's responsibilities include handling all corporate development and corporate finance related matters. Neil has worked in the financial industry for more than 19 years and provides critical and strategic thinking to management. Prior to Webair, Neil served investment banking roles with Cresta Capital Strategies, New York and Sands Brothers Asset Management, Greenwich, CT, where he collaborated with management of publicly listed and privately held entities to obtain capital and provide strategic guidance on growth alternatives. He also served as Executive Vice President and Treasurer of Interfor, Inc. Interfor specializes in investigations for corporations, law firms and financial institutions. From September 2003 to November 2007, Neil held the role of origination and underwriting for Laurus Capital Management and worked with a distinguished deal team to originate, process, structure and close more than 300 transactions. During his tenure, he managed a variety of outside advisors, provided meaningful support to portfolio companies and the asset base grew from less than $20 million to over $2 billion. It was during this time that Laurus received the MarHedge Award for Best Niche Strategy/Innovative Category (2004) and Absolute Returns Alternative Investment Manager of the Year (2006). Prior to Laurus, Neil was with Bloomberg, LP from March 2001 to August 2003, on the Chicago sales team. There he sold the Professional Service to a diverse community of buy-side and sell-side firms and worked with the treasury departments of Fortune 500 Illinois-based companies. He served as a Registered Representative for regional and wire house firms and was Principal of his own broker-dealers during the first ten years of his career and specialized in wealth management, defined contribution plans and underwritings. Neil graduated from the Smeal College of Business, Pennsylvania State University with a Bachelor of Science in Accounting. He currently holds his FINRA Series 7, 63 and 79 licenses. Neil Kleinman is an officer and director of Silverstar Mining Corp. (OTCBB: SLVM), a publicly traded exploration stage company engaged in the exploration of mineral properties.

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Audit Committee

We do not have an audit committee.

Conflict of Interest

Except as provided below, the following does not apply to the Designated Directors, but only to our current officers and directors:

Most of our current officers and directors will devote only a small portion of their time to the affairs of the Company, estimated to be no more than approximately 5 hours per month. There will be occasions when the time requirements of the Company’s business conflict with the demands of their other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to us.

There is no procedure in place which would allow our current officers and directors to resolve potential conflicts in an arms-length fashion. Accordingly, they will be required to use their discretion to resolve them in a manner which they consider appropriate.

The current officers and directors do not own any equity security of the Registrant or any security convertible into or exchange for any equity security of the Registrant. Upon the Designated Directors becoming directors of the Registrant and after the closing of the share exchange transaction with Banjo & Matilda, the Designated Directors may actively negotiate or otherwise consent to the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. It is anticipated that a substantial premium over the initial cost of such shares may be paid by the purchaser in conjunction with any sale of shares by the Company’s Officer and Director which is made as a condition to, or in connection with, a proposed merger or acquisition transaction. The fact that a substantial premium may be paid to the Designated Directors to acquire their shares of the Registrant creates a potential conflict of interest for them in satisfying their fiduciary duties to the Registrant and its other shareholders. Even though such a sale could result in a substantial profit to them, they would be legally required to make the decision based upon the best interests of the Registrant and the Registrant’s other shareholders, rather than their own personal pecuniary benefit.

Code of Ethics

The Registrant has adopted a corporate code of ethics. The Registrant believes its code of ethics is reasonably designed to deter wrongdoing and promote honest and ethical conduct; provide full, fair, accurate, timely and understandable disclosure in public reports; comply with applicable laws; ensure prompt internal reporting of code violations; and provide accountability for adherence to the code. A copy of the code of ethics is filed as Exhibit 14.1 to the Registrant’s Form 10-K filed with the Securities and Exchange Commission on February 15, 2011.

Section 16(a) of the Securities Exchange Act of 1934

All officer, directors and owners of 10% or more of our shares of common stock have filed all reports required by Section 16(a) of the Securities Exchange Act of 1934, as amended, except that each of Mr. Robinson and Mr. Kleinman has not filed his Form 3, which was due on June 29, 2012. Neither Mr. Robison nor Mr. Kleinman has any beneficial ownership of shares of the Registrant.

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Designated Directors

The Designated Directors listed below have each consented to act as a director of the Company. After they are appointed to the Board after the closing of the share exchange transaction (which we expect to occur on or October 11, 2013 or as soon thereafter as possible), the Designated Directors will constitute all of the members of the Board.

Brendan Patrick Gow Macpherson. Brendan Patrick Gow Macpherson, age 43, is a co-founder of Banjo & Matilda. Mr. Macpherson has served as Chief Executive Officer of Banjo & Matilda since January 2013 and he was the Executive Director from May 2009 to October 2009. From April 2009 until June 2013, he was the Chief Marketing Officer for Pie Face Pty Ltd. which operates bakery and café stores in Australia. It offers pies and coffees. From June 2002 until January 2009, he was Chief Executive Officer of Brightstars Education, the largest educator of performing arts in Australia.

Belinda Amanda Louise Storelli. Belinda Amanda Louise Storelli is a co-founder of Banjo & Matilda. Ms. Storelli has been the managing director of Banjo & Matilda since May 2009 and she began Banjo & Matilda in May 2008. Prior to founding Banjo & Matilda, Ms. Storelli worked in public relations and marketing in the film industry, including management roles with international movie studios such as Universal Pictures, Dreamworks SKG, and later Warner Bros followed. Ms. Storelli opened her own boutique PR company called 'Global Artist'.

CORPORATE GOVERNANCE

The Board

During the fiscal year ended December 31, 2012 our Board consisted of two directors. Our Board currently has no vacancies. On the date of the closing for the share exchange transaction, which we expect will occur on October 11, 2013 or as soon thereafter as possible, our current directors, Jared Robinson and Neil Kleinman, will resign from the Board and immediately prior to such resignation they will appoint Brendan Macpherson and Belinda Storelli, both officers of Banjo & Matilda, to fill the vacancies from Mr. Robinson’s and Mr. Kleinman’s resignations. This step will be accomplished at by written consent of the current directors appointing the Designated Directors to fill the two vacancies on the Board created upon the resignation of the current directors. In accordance with the Nevada General Corporation Law and the Registrant’s Articles of Incorporation and Bylaws, the Registrant’s business and affairs are managed under the direction of the Board.

Director Independence

The Registrant cannot guarantee that its Board of Directors will always have a majority of independent directors. In the absence of a majority of independent directors, the Registrant’s executive officers could establish policies and enter into transactions without independent review and approval thereof. This could present the potential for a conflict of interest between the Registrant and its stockholders generally and the controlling officers, stockholders or directors.

Currently none of our directors meets the definition of independence under the rules of the National Association of Securities Dealers, Inc.

Meetings of the Board

The Company’s Board consisted of two directors during the fiscal year ended December 31, 2012. During the year ended December 31, 2012, no Board meetings were held and all resolutions were adopted by unanimous written consent.

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Committees of the Board

The Registrant does not have an audit committee, compensation committee or a nominating committee. Such functions are carried out by the Board. The Registrant expects that after the Designated Directors are appointed to the Board, they will establish an audit, compensation and nominating committee.

Until the Registrant forms a compensation committee, the entire Board of Directors will make recommendations concerning executive salaries and incentive compensation for employees of the Registrant, and administers our stock option plans.

Until the Registrant forms an audit committee, the entire Board will

•	Be responsible for the appointment, review and discharge of the Registrant’s independent auditors.

•	Review the results and scope of the audit and other services provided by the Registrant’s independent certified public accountants, as well as the Registrant’s accounting principles and its system of internal controls,

•	Report the results of their review to management and recommend that the Registrant’s audited consolidated financial statements be included in its Annual Report on Form 10-K filed with the Securities and Exchange Commission.

Until the Registrant forms a separate Nominating Committee, the entire Board will be responsible for the process of nominating directors.

The Registrant has a disclosure committee and disclosure committee charter. The Registrant’s disclosure committee is comprised of all of its officers and directors. The purpose of the committee is to provide assistance to the Chief Executive Officer and the Chief Financial Officer in fulfilling their responsibilities regarding the identification and disclosure of material information about us and the accuracy, completeness and timeliness of our financial reports.  A copy of the disclosure committee charter is filed as Exhibit 99.3 to the Registrant’s Form 10-K filed with the Securities and Exchange Commission on February 15, 2011.

Director Nominations

The Board considers recommendations for director nominees from a wide variety of sources, including members of the Board, business contacts, community leaders, third-party advisory services and members of management. The Board also considers shareholder recommendations for director nominees that are properly received in accordance with the Registrant’s Bylaws and applicable rules and regulations of the SEC.

The Board determines the required selection criteria and qualifications of director nominees based upon our needs at the time nominees are considered. Minimum criteria for director nominees have not yet been established by the Board.

The Board initially evaluates a prospective nominee on the basis of his or her resume and other background information that has been made available to the Board. A member of the Board will contact for further review those candidates who the Board believes are qualified, who may fulfill a specific Board need and who would otherwise best make a contribution to the Board. On the basis of information learned during this process, the Board of Directors determines which nominee(s) to submit for election. The Board of Directors uses the same process for evaluating all nominees, regardless of the original source of the nomination.

The Registrant has not yet adopted a procedure for shareholders to bring a nomination for a director candidate before a shareholders meeting. The Registrant expects to adopt such a procedure prior to its next annual meeting.

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Policy Regarding Director Attendance at Annual Meetings

We did not have any annual meetings of shareholders in 2011 or 2012 because all shareholder action has been by written consent of the Registrant’s principal shareholder who collectively own, as of the date of this information statement, more than 50% of the outstanding shares of the Registrant’s common stock. The Registrant expects to adopt a policy regarding director attendance at annual shareholders meetings prior to its next annual meeting of shareholders.

Shareholder Communications with the Board

The Board has implemented a process by which shareholders may send written communications to the Board's attention. Shareholders of the Registrant may send written communications to the Board of Directors or any individual director by sending such communications addressed to the Eastern World Solutions Inc. Board of Directors, c/o Corporate Secretary, 3330 South Federal Highway, Suite 220, Boynton Beach, Florida 33435. All such communications will be compiled by the Secretary and submitted to the Board or individual director on a periodic basis.

Compensation of Directors and Executive Officers

Compensation of Executive Officers

We did not pay and cash or other compensation to our executive officers for the years ended December 31, 2012 and December 31, 2011.

Compensation of Directors

We did not pay and cash or other compensation to our directors for the years ended December 31, 2012 and December 31, 2011.

Outstanding Equity Awards at Fiscal Year End

For the year ended December 31, 2012, no director or executive officer has received compensation from us pursuant to any compensatory or benefit plan.

Termination of Employment and Change of Control Arrangement

The Registrant has no written employment agreements. The Registrant also has no compensatory plan or arrangements, including payments to be received from the Registrant, with respect to any individual names above from the latest or next preceding fiscal year, if such plan or arrangement results or will result from the resignation, retirement or any other termination of such individual’s employment with the Registrant, or from a change in control of the Registrant or a change in the individual’s responsibilities following a change in control.

Equity Compensation Pursuant to Plans

The Registrant has no equity compensation plan pursuant to which cash or non-cash compensation was paid or distributed during the last fiscal year, or is proposed to be paid or distributed in the future, to the individuals and group described in this item.

Certain Relationships and Related Transactions

Since January 1, 2012, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a party: (i) in which the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years; and (ii) in which any director, executive officer, person nominated or chosen to become a director, shareholder who beneficially owns 5% or more of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

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WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Registrant is subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, files periodic reports, documents and other information with the SEC relating to its business, financial condition and related matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C. 20549 and are additionally available on the SEC’s internet website at www.sec.gov.

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THIS INFORMATION STATEMENT IS PROVIDED TO YOU
FOR INFORMATION PURPOSES ONLY. NO ACTION ON YOUR PART IS SOUGHT
OR REQUIRED.

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